May 17, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.20549

Attention:	Mr. Jim B. Rosenberg
Mr. Frank Wyman
Ms. Lisa Vanjoske

Re:	Synageva BioPharma Corp.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
File No. 000-23155

Dear Mr. Rosenberg, Mr. Wyman and Ms. Vanjoske:

Synageva BioPharma Corp. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated May 9, 2013 (the “Comment Letter”), with regards to the Company’s Form 10-K for the year ended December 31, 2012, filed with the Commission on March 14, 2013 (“2012 Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the response of the Company.

Controls and Procedures, page 48

1.	Please amend your filing to include a complete management’s report on internal control over financial reporting, particularly your assertion regarding the existence of any changes in internal control over financial reporting, as required by Item 308 of Regulation S-K.

Response:

The Company advises the Staff that it did not include a statement regarding the existence of any changes in internal control over financial reporting in the 2012 Form 10-K in reliance on Question 7 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports - Frequently Asked Questions (revised September 24, 2007) (the “FAQ”), which acknowledges that the Staff “would not object if a registrant did not disclose changes made in preparation for the

United States Securities and Exchange Commission

May 17, 2013

registrant’s first management report on internal control over financial reporting.” Fiscal 2012 was the first period the Company was required to comply with the RegulationS-K Item 308(a) requirement that issuers provide in their Form 10-K a report of management containing an assessment of the effectiveness of the registrant’s internal controls as of the end of their most recent fiscal year, including a statement about whether the internal controls are effective.

The FAQ provides that if the Company were to identify a material weakness, it should carefully consider whether that fact should be disclosed, as well as changes made in response to the material weakness. The Company did not identify any material weaknesses as of December 31, 2012.

In fiscal 2013 and beyond, the Company undertakes to comply with the Regulation S-K Item 308(c) requirement to identify and disclose any material changes in its internal control over financial reporting in each applicable periodic report.

Notes to Consolidated Financial Statements

Note 7. Share Based Payments, page 71

2.	Provide us the names of the companies you considered peer companies for purposes of determining the volatility assumption, the volatility of each, and tell us how you concluded that each company was similar to you in terms of industry, stage of life cycle, size, and financial leverage. Refer to ASC 718-10-55-37.

Response:

As a result of the November 2, 2011 reverse merger between Synageva BioPharma Corp., a privately held corporation, and Trimeris Inc., the Company had limited historical public share price data for the year ended December 31, 2012. In the selection of its volatility assumption, the Company evaluated the volatility of a peer group consisting of Alexion Pharmaceuticals, Inc., Amicus Therapeutics, Inc., BioMarin Pharmaceuticals, Inc., Shire plc, and ViroPharma Incorporated. The business of each member of this peer group is focused on rare diseases. The Company considered this rare disease focus to be the most important factor in determining the peer group, as developing therapies to address rare diseases is a highly specialized niche of the life sciences industry. The Company utilized a consistent peer group in evaluating volatility in fiscal 2011.

The volatilities of the peer group at December 31, 2012 were as follows:

Company	6-Year Volatility
Alexion Pharmaceuticals	36.9%
Amicus Therapeutics	79.2%
BioMarin Pharmaceutical	46.4%
Shire	30.6%
ViroPharma	58.9%
Average volatility	50.3%

United States Securities and Exchange Commission

May 17, 2013

As part of its stock-based compensation related internal controls, the Company compares and evaluates its historical volatility with that of the peer group to provide another data point in its selection of valuation assumptions. The Company’s actual volatility, from November 2, 2011 through December 31, 2012, was 48.1%, which approximates the average volatility of the peer group. The Company utilized the peer group average rate of 50.3% in its Black-Scholes calculation of option fair value.

11. License Agreements and Collaborations, page 75

3.	Please provide us as proposed disclosure to be included in future filings that includes information required by ASC 605-25-50-2. In particular, explain the nature and timing of your performance obligations under the second Mitsubishi Tanabe Pharma Corporation Agreement and your basis for recognizing $6 million of the related upfront license payment in 2012 with the remainder to be recognized in 2013, as you disclose on page 39.

Response:

We recognize revenue under the second Mitsubishi Tanabe Pharma Corporation Agreement utilizing a single unit of account and under a proportional performance method. The proportional performance method results in both the upfront license payments and reimbursed research and development payments being recognized over the performance period, which is the period of development. The original estimated development period for the second Mitsubishi Tanabe Pharma Corporation Agreement was 15 months. The Company measures the proportional performance based on the development hours incurred to date compared to the estimated total development hours.

In fiscal 2012, the Company recognized approximately $6.0 million of revenue related to the second Mitsubishi program under the proportional performance method. The Company estimated that it was 61% complete with the development effort as of December 31, 2012. The Company expects this program to be completed, and the development period to end in August 2013, and, therefore, included the forward looking statement on page 39 referred to in the Comment above.

In response to the Staff’s comment, in future filings, the Company will add the following disclosure with respect to the ongoing Mitsubishi collaboration arrangements, so long as applicable:

“Under both agreements, we recognize revenue using the proportional performance method, which results in both upfront payments and reimbursed research and development payments being recognized over the development term which is our performance period. We measure our proportional performance based on the development hours incurred to date compared to the estimated total development hours. For the first and second Mitsubishi programs we estimate we will complete our remaining performance obligations in the fourth and third quarter of 2013, respectively.”

United States Securities and Exchange Commission

May 17, 2013

12. Commitments and Contingencies, page 77

4.	You do not appear to have provided the loss contingency disclosure as stipulated in ASC 450-20-50-4. Please provide us this information as proposed disclosure to be included in future filings. In this regard, include an assessment of the matters discussed in Item 3.

Response:

ASC 450-20-50-3 indicates that disclosure of a contingency shall be made if there is at least a reasonable possibility of a loss or an additional loss. The Company did not have any loss contingencies requiring disclosure as of December 31, 2012. The Company did not believe that the “reasonable possibility” threshold was met for the patent matters discussed in Item 3 as of December 31, 2012. The legal proceedings disclosed in Item 3 covers patents that were issued in the European Patent Office that relates generally to the use of lysosomal acid lipase. The Company believed that the patent claims were invalid due to prior art and that the Company’s activities did not infringe claims made in the patents. The Company was aggressively seeking to have these patents revoked, and, as the party seeking the revocation, it was not defending a claim asserted by an external party. If the Company had determined not to pursue the patent revocations, it would not have been liable for any damages. Because the Company did not believe that as of December 31, 2012, the legal proceedings carried a reasonable possibility of resulting in a loss, it did not include the disclosure discussed in ASC 450-20-50-4. In addition, given the pre-commercial stage of our product development activities and use of the technology in question, the risk of an unasserted claim being asserted was not considered probable.

On April 5, 2013, the Company entered into a sub-license arrangement with the holder and the licensee of the patents. The Company disclosed the license agreement both (1) in a Current Report on Form 8-K and (2) as a subsequent event in the notes to its financial statements included in its Quarterly Report on Form 10-Q for the period ended March 31, 2013.

* * * * * *

The Company acknowledges the Staff’s position that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

it is the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

May 17, 2013

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (781) 357-9965.

Sincerely,

/s/ Stephen F. Mahoney
Stephen F. Mahoney
Vice President, General Counsel
Synageva BioPharma Corp.

cc:	Sanj K. Patel, President & Chief Executive Officer
Carsten Boess, Senior Vice President, Chief Financial Officer
Paul Kinsella (Ropes & Gray LLP)